

New York Stock Exchange
11 Wall Street
New York, NY  10005

December 13, 2019


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the 5.00% Series K Cumulative Preferred Stock of THE GABELLI EQUITY TRUST INC. under the Exchange Act of 1934.


Sincerely,